                                Filer: Brown & Brown, Inc.
                                Subject Company: Raleigh, Schwarz & Powell, Inc. Commission File No.: 333-67408

   This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

                         RALEIGH, SCHWARZ & POWELL, INC.
                         1201 PACIFIC AVENUE, SUITE 1000
                            TACOMA, WASHINGTON 98402

                            NOTICE OF POSTPONEMENT OF
                         SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Raleigh, Schwarz & Powell, Inc. and the
   Participants in the Raleigh, Schwarz & Powell, Inc. Employee Stock Ownership
   Plan:

         Notice is hereby given that the special meeting of shareholders of Raleigh, Schwarz & Powell, Inc. to be held on Friday, August 31, 2001, at 4:00 p.m., Pacific Time, is canceled. We currently are planning towards scheduling a special meeting of shareholders on September 21, 2001, and completing the merger on October 1, 2001. Once a new special meeting date is set, we anticipate sending you a notice of the special meeting, along with a copy of the proxy statement/prospectus and voting materials, at least 20 days prior to the date of the special meeting.

         We called the special meeting to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization, dated as of July 25, 2001, as amended, among Brown & Brown, Inc. ("Brown & Brown"), Brown & Brown of Washington, Inc., a wholly-owned subsidiary of Brown & Brown, Raleigh, Schwarz & Powell, Inc. and the Raleigh, Schwarz & Powell, Inc. Employee Stock Ownership Plan.

         Brown & Brown filed a registration statement with the Securities and Exchange Commission ("SEC") to register the shares of Brown & Brown common stock to be received by you in exchange for your shares of Raleigh, Schwarz & Powell common stock. The SEC has not yet completed its monitoring of the registration statement, and Brown & Brown cannot issue any such shares to you and the merger cannot be completed until after the SEC declares the registration statement effective. Brown and Brown currently believes it is in the process of concluding its discussions with the SEC regarding the registration statement. However, we cannot predict when the SEC may declare the registration statement effective. Once the registration statement is declared effective, we will send another notice of special meeting of shareholders setting forth the definitive date and time of the special meeting.

         THE REGISTRATION STATEMENT FILED BY BROWN & BROWN WITH THE SEC CONTAINS A PROXY STATEMENT/PROSPECTUS TO BE USED BY RALEIGH, SCHWARZ & POWELL, INC. IN CONNECTION WITH ITS SOLICITATION OF SHAREHOLDER APPROVAL OF THE PROPOSED MERGER, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION REGARDING BROWN & BROWN, RALEIGH, SCHWARZ & POWELL, INC., THE PROPOSED MERGER AND INSTRUCTIONS AS TO HOW TO VOTE YOUR SHARES OF RALEIGH, SCHWARZ & POWELL, INC. COMMON STOCK.

         YOU CAN OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT BROWN & BROWN, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO BROWN & BROWN, INC., ATTN: CORPORATE SECRETARY, 401 EAST JACKSON STREET, SUITE 1700, TAMPA, FLORIDA 33602 (813-222-4100), OR TO RALEIGH, SCHWARZ & POWELL, INC., ATTN: JOHN P. FOLSOM, 1201 PACIFIC AVENUE, NINTH FLOOR, TACOMA, WASHINGTON (253) 396-5500.

                                    By order of the Board of Directors,

                                    /s/ E.J. Vandeberg
                                    ----------------------------------
                                    Secretary

TACOMA, WASHINGTON
AUGUST __, 2001